Exhibit 2.4

AMENDED CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS OF SERIES A NON-CONVERTIBLE

PREFERRED STOCK OF

PRINCIPAL SOLAR, INC.

PRINCIPAL SOLAR, INC., a corporation organized and existing under the Delaware General Corporate Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151 thereof:

HEREBY CERTIFIES:

A.	That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), as amended, the Board of Directors adopting resolutions amending the rights and limitations on the Corporation’s previously designated 500,000 shares of $0.01 par value Series A Non-Convertible Preferred Stock of the Corporation.

RESOLVED, that, pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation, as amended, the Corporation’s Series A Non-Convertible Preferred Stock of the Corporation be, and it hereby is, amended and designated and amount thereof and the rights, preferences and limitation of such series are as follows:

1.	Designation of Shares. The designation of this series of Preferred Stock is “Series A Non-Convertible Preferred Stock”, par value $0.01 per share (“Series A Preferred”)

2.	Number of Shares. Five Hundred (500,000) shares of the authorized shares of preferred stock are hereby designated “Series A Non -Convertible Preferred Stock” (the “Series APreferred”);

3.	Stated Value. Each share of Series A Preferred shall have a stated value of $2.00 (“Stated Value”)

4.	Dividend Rights; Distributions. Holders of Series A Stock shall be entitled to a semiannual interest payment equal to Eight Percent (8%) per annum of the amount invested from the date of issuance. Such dividend payment will be made on or before July 15th and on or Before January 15th of each calendar year, on each outstanding share of Series A Preferred.

(a)	Such dividends may be paid, at the sole election of the Holder , either in (i) cash, (ii) shares of Common Stock,

(iii) shares of any other equity securities of the Company, or (iv) any combination of the foregoing, provided that funds and/or equity securities are legally available to pay such dividends. If the Holder elects and the Company is to pay dividends in shares of Common Stock, Preferred Stock, and/or any other equity securities of the Company (“PIK Dividends”), such dividends shall be paid in full shares only, with any shares to be rounded up to a full share for any fractional share to be paid.

(b)	No dividend payment shall be made on or with respect to any shares of Junior Stock unless, prior thereto, all unpaid dividends on any shares of Series A Preferred Stock shall have been paid on all then outstanding shares of Series A Preferred Stock.

(c)	Dividends on Series A Preferred shall be calculated on the basis of a 360 -day year, consisting of twelve 30 calendar day periods, and shall accrue daily commencing on the original issue date on a simple interest basis.

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5.

Ranking. The Series A Preferred Stock shall rank, as to payment of dividends, rights to distribution of assets upon liquidation, dissolution rights and/or winding up rights of the Company and such other items as may arise from time to time: senior to the shares of (a) common stock, par value $0.01 per share, of the Company (the “Common Stock”), and (c) any other class or series of capital stock issued by the Company which by its terms does not expressly rank senior to or on a parity with the Series A Preferred Stock ( the “Junior Stock”).

6.	Redemption. The company will redeem each share of Series A Preferred Stock on or before the third anniversary from the date of its issuance. The redemption shall include any accrued and unpaid dividends.

7.	Notices of Record Date. Upon any taking by the Company of a record of the holders of any class of securities for the purpose of (i) any dividend or other distribution; (ii) any reclassification or recapitalization of the capital stock of the Company, or any merger or consolidation of the Company or transfer of all or substantially all of the assets of the Company to any other entity or person; or (iii) any liquidation, dissolution or winding up of the Company, the Company shall mail to each holder of Preferred Stock, at least ten (10) days prior to the earliest date specified therein, a notice specifying (A) the date on which any such record is to be taken, (B) the date on which any such event is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such event.

8.	Notices. All notices required to be given under this Amendment shall be deemed given when personally delivered or delivered by facsimile transmission or electronic mail with printed confirmation of receipt, or one (1) Business Day after being sent by overnight courier, or three (3) Business Days after being sent by United States mail, return receipt requested, to the party’s address specified in this Amendment or, in the case of any holder of Preferred Stock, at the address appearing on the books of the Company or at such other address as such party may, from time to time, specifically designate by written notice.

9.	No Reissuance of Preferred Stock. Any shares of Preferred Stock acquired by the Company for any reason shall be canceled, retired, and eliminated from the shares of Preferred Stock that the Company is authorized to issue. All such shares shall, upon their cancellation, become authorized but unissued and undesignated shares of preferred stock and may be reissued as part of a new series of preferred stock, subject to the terms, conditions and restrictions on issuance set forth in the Company’s Articles of Incorporation or in any amendment thereto creating a new series of preferred stock or any similar stock or as otherwise required by law.

10.	Exclusion of Other Rights and Privileges. Except as may otherwise be required by law, the Series A Preferred shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designation (as such resolution may be amended from time to time pursuant to Section 1 hereof).

B.	That the above resolution was adopted by all necessary action on the part of the Corporation.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate in the name and on behalf of PRINCIPAL SOLAR, INC. on this 26th day of June, 2020, and the statements contained herein are affirmed as true under penalty of perjury.

PRINCIPAL SOLAR, INC.

K. BRYCE TOUSAINT

Chief Executive Officer & Chairman of the Board

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